Geos Communications, Inc.
430 North Carroll Avenue, Suite 120
Southlake, Texas 76092
(817) 240-0202

Dear Eligible Participant:

On October 14, 2010, Geos Communications, Inc. (the “Company”) commenced an exchange offer (the “Offer”) pursuant to which you have been given the opportunity to exchange (i) your shares of  Series F Preferred Stock and/or Series H Preferred Stock for shares of our Preferred Stock Series I, no par value per share, and (ii) each warrant for the purchase of Common Stock issued to you in conjunction with your purchase of the Series F Preferred Stock and Series H Preferred Stock for new warrants.

We are writing to inform you that the term of the Offer has been extended, such that the Offer will now terminate on February 18, 2011. The purpose of this extension is to allow for the Company to determine whether additional financial information should be provided to eligible participants or filed with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the Offer. As a result of this extension, even if you have already tendered preferred stock and warrants pursuant to the Offer, you will have the right to withdraw such tendered securities between now and February 18, 2011.

We strongly encourage you to, if necessary, consult your personal tax or financial advisor so that you can make an informed decision about whether to participate in the Offer or withdraw previously tendered securities. If you would like further information about the Offer, please contact Chris Miltenberger, at (817) 240-0202.

Sincerely,

Chris Miltenberger
President
Geos Communications, Inc.

IMPORTANT NOTICE:

We have provided all eligible participants in the Offer with written materials explaining the precise terms and timing of the Offer. Eligible participants should read these materials carefully because they contain important information about the Offer. We have also filed the materials and other related documents with the SEC in connection with the commencement of the Offer. These materials and all other filed documents (including periodic, quarterly and annual reports) are and will be available free of charge at the SEC’s website at http://www.sec.gov on and after each filing date.